Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79898). These and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john    doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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July 7, 2004

Subject: Cusip #: 302684204

Dear              :

        As a follow-up to our previous letter regarding Foster Wheeler Ltd.'s ("Foster Wheeler" or the "Company") Trust Preferred security, we would like to alert you to the fact that:

  1)
  The Company has announced its intention to amend the terms of the exchange offer. Additional detail on these amended terms can be found in the Company's press releases dated June 30, 2004 and July 6, 2004.

  2)
  Institutional investors holding 56.8% of the 6.75% senior notes, 83.7% of the 6.5% convertible notes, 91.5% of certain of the Robbins bonds due 2009 and 19.6% of the Trust Preferred securities have executed agreements not to transfer their securities.

  3)
  Foster Wheeler will pay a soliciting brokers' fee to registered broker/dealers for soliciting qualifying tenders of Trust Preferred securities pursuant to this exchange offer. This fee is equal to 50 cents per Trust Preferred security (liquidation amount $25) which the registered broker/dealers tender on behalf of their customers and which Foster Wheeler accepts for exchange. (e.g. if 5,000 Trust Preferred securities are tendered and qualify, a $2,500 fee would be paid.)

        As you may recall, Rothschild Inc. is acting as dealer manager for Foster Wheeler's proposed exchange offer.

        Rothschild would like the opportunity to discuss the proposed transaction with the professional(s) at your firm (broker, investment representative/consultant/advisor, financial representative /consultant/ advisor, etc.) whose clients are holders of the Company's 9.0% Trust Preferred securities (Cusip #: 302684204).

Accordingly, we are requesting that you forward the contact information listed below to the appropriate personnel within your firm.

        Please do not hesitate to contact us with any questions or concerns. We can be reached at 212 403-3784.

Thank you.